EXHIBIT 2.2

September 30, 2003

Via Facsimile and Federal Express (206) 404-7050	Via Facsimile and Federal Express (206) 340-9599

Fisher Properties, Inc. 600 University Street, Suite 1525 Seattle, Washington 98101 Attn: Mark Weed	Graham & Dunn PC Pier 70 2801 Alaskan Way – Suite 300 Seattle, Washington 98121-1128 Attn: Stephen Crary, Esq.

Re:	Approval notice pursuant to that certain Purchase Agreement by and between Fisher Properties, Inc. (“Seller”) and RREEF America L.L.C. (“Purchaser”), dated as of July 30, 2003 (the “Purchase Agreement”)

Pursuant to Section 5 of the Purchase Agreement, and without waiving or limiting Purchaser’s rights pursuant to any other terms and conditions of the Purchase Agreement or the other provisions of Section 5, Purchaser hereby elects to proceed with acquisition of the Property in accordance with Section 5 of the Purchase Agreement, subject to Seller’s agreement to the following conditions:

1.    The parties hereto confirm that, notwithstanding any conflicting provision of Section 5 of the Purchase Agreement, as of the date hereof, the Purchase Agreement remains binding upon Purchaser and Seller and is in full force and effect.

2.    Purchaser hereby approves the condition of title to the Property subject to the Title Company agreeing to issue to Purchaser an ALTA Owner’s Policy of Title Insurance (extended coverage Form B 1970, amended 10/17/70 only), with respect to the property commonly known as Fisher Business Center Lynnwood in the amount of the Purchase Price allocated to such property by Purchaser and an ALTA Owner’s Policy of Title Insurance (extended coverage Form B 1970, amended 10/17/70 only), with respect to the property commonly known as West Lake Union Center in the amount of the Purchase Price allocated to such property by Purchaser, with each such policy issued in the name of the Purchaser or its assignee, insuring Purchaser or its assignee as the fee simple owner of the Property and in the forms of the revised proforma title policies delivered by the Title Company to Purchaser on September 29, 2003, with respect to the Fisher Business Center Lynnwood, and September 30, 2003, with respect to West Lake Union Center, including, for both such proforma title policies, all endorsements and handwritten revisions requested therein, and subject to no other exceptions to title.

3.    Prior to Closing, either (a) the Purchase Price for the Property shall be reduced by $2,000,000 to $62,000,000 or (b) Purchaser shall receive a credit against Closing prorations in the amount of $2,000,000. Prior to Closing, the parties shall confirm which of either (a) or (b) shall take place at Closing. The Purchase Price for the Property shall be allocated between the properties as reasonably determined by Purchaser.

4.    Prior to Closing, TIAA shall provide Purchaser with a written document, in form and substance satisfactory to Purchaser, confirming that the outstanding principal balance on the Loan from TIAA to Seller may be prepaid at Closing, subject to the payment of: (a) a 1% fee on the prepayment amount and (b) TIAA’s reasonable attorneys’ fees in connection with such prepayment (collectively, the “Prepayment Fee”) and with no other prepayment fees or other costs or fees payable by Purchaser. At Closing, Purchaser shall not assume any existing Loan on the Property and Purchaser shall pay into escrow cash in the amount of the Purchase Price and the Prepayment Fee. At Closing, Seller shall repay out of escrow all sums due and payable under the Loans, including, without limitation, the payment of all interest on and all other outstanding amounts due under the Loans accruing through the Closing Date and any costs, fees or expenses incurred in connection with prepayment of the Loans.

5.    At Closing, Purchaser shall assume only those service contracts referenced in our letter to you dated September 26, 2003. You shall terminate all other service contracts with respect to the Property, if any, at or before Closing.

6.    If, on or before December 31, 2003, Battelle Memorial Institute (“Tenant”) executes a lease (the “Lease”) for approximately 48,000 square feet of space at West Lake Union Center upon the terms and conditions previously submitted to Purchaser prior to the date hereof, and such other terms as shall be approved by Purchaser, and Tenant occupies such space and commences paying rent for such space pursuant to the terms of the Lease, within ten (10) business days after Tenant commences payment of rent under the Lease, Purchaser shall pay Seller a one-time fee of $200,000.

7.    Prior to Closing, Purchaser shall assign its rights under the Purchase Agreement to RREEF AMERICA REIT II CORP. XX, a Maryland corporation.

If any of the aforesaid conditions to our approval is not satisfied, then Purchaser reserves the right to terminate the Purchase Agreement and obtain a refund of the Deposit. If Seller is not willing to agree to the terms of this letter, then Purchaser is hereby electing to terminate the Purchase Agreement and obtain a refund of the Deposit.

Except as modified hereby, the Purchase Agreement shall remain in full force and effect. All capitalized terms used herein which have defined meanings in the Purchase Agreement shall have the same defined meanings herein. This letter agreement may be executed in counterparts.

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Please execute a copy hereof and return it to all parties by facsimile.

Please feel free to call me at (415) 781-3300 with any questions.

Very truly yours,

RREEF AMERICA L.L.C., a Delaware limited liability company

By:	/s/ JAMES CARBONE

James Carbone
Its Authorized Representative

WE AGREE TO THE TERMS OF THIS LETTER:

FISHER PROPERTIES INC.,
a Washington corporation

By:	/s/ MARK A. WEED

Name:	Mark A. Weed
Its:	President

cc:	Gina Rafanelli
Stella Lanuza
Michael H. Liever
Matt Olsan
Mary Olson

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